ETF DISTRIBUTION SERVICES AGREEMENT

THIS AGREEMENT made this 1st day of October, 2024, by and between Consulting Group Advisory Services LLC, a Delaware limited liability company (the “Adviser”), and Foreside Fund Services, LLC, a Delaware limited liability company (the “Distributor”).

WHEREAS, the Distributor and Morgan Stanley Pathway Funds (the “Trust”) have entered into an ETF distribution agreement dated as of September 30, 2024, as amended (the “ETF Distribution Agreement”), whereby the Distributor acts as the principal underwriter of certain series of the Trust, as listed in Exhibit A to the ETF Distribution Agreement (the “Funds”); and

WHEREAS, the Adviser has agreed to compensate the Distributor to the extent that the Funds are not authorized to so compensate the Distributor;

NOW THEREFORE, the Adviser and the Distributor hereby agree as follows:

2.	Compensation and Expenses.

The Distributor has agreed to provide the services set forth in the ETF Distribution Agreement, which is attached hereto as Exhibit A, and the Adviser has agreed to pay the Distributor the compensation set forth in Exhibit B.

3.	Term and Termination.

(a)  This Agreement will become effective upon the date first set forth above, will continue in effect throughout the term of the ETF Distribution Agreement, and will terminate automatically upon any termination of the ETF Distribution Agreement; provided, however, that, notwithstanding such termination of the ETF Distribution Agreement, the Adviser will continue to pay to Distributor all fees and expenses to which Distributor is entitled pursuant to the ETF Distribution Agreement for services performed through such termination date.

(b)  This Agreement may be terminated by the Adviser upon 60 days’ written notice to the Distributor in the event the Adviser no longer serves as investment adviser to the Funds; provided that prior to or on such termination date, the Adviser pay to Distributor all compensation due as of such termination date.

4.	Limitation of Liability

The Distributor shall not be liable to the Adviser for any action taken or omitted by it in the absence of bad faith, willful misfeasance, gross negligence or reckless disregard by it (or its agents or employees) of its obligations and duties under this Agreement.

5.  Notices. Any notice or other communication authorized or required by this Agreement to be given to either party shall be in writing and deemed to have been given when delivered in person

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or by email, or posted by certified mail, return receipt requested, to the following address (or such other address as a party may specify by written notice to the other):
(i) To Distributor:
Foreside Fund Services, LLC
Attn: Legal Department
Three Canal Plaza, Suite 100
Portland, ME 04101
Telephone: (207) 553-7110
Email:legal@foreside.com
(ii) If to the Adviser:
Consulting Group Advisory Services LLC
Attn: Robert Garcia
2000 Westchester Avenue
Purchase, NY 10577
Telephone:
Email: robert1.garcia@morganstanley.com
6. Transfer Agent
The Distributor and the Adviser agree that in the course of the Distributor’s services that the Distributor may need information from time to time from the transfer agent (“Transfer Agent”) as depicted below. The Adviser shall promptly notify the Distributor in writing of any changes to the Transfer Agent or its contact information.
Brown Brothers Harriman & Co.
50 Post Office Square
Boston, Massachusetts 02110
Team.etf@bbh.com and 1-800-285-5093
7. Assignment.
This Agreement and the rights and duties hereunder shall not be assignable with respect to a Fund by either of the parties hereto except by the specific written consent of the other party. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.
8. Governing Law.
This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware.
9. Miscellaneous.
(a) Paragraph headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.
(b) This Agreement constitutes the complete agreement of the parties hereto as to the subject matter covered by this Agreement, and supersedes all prior negotiations, understandings and agreements bearing upon the subject matter covered by this Agreement.

(c)  If any part, term or provision of this Agreement is held to be illegal, in conflict with any law or otherwise invalid, the remaining portion or portions shall be considered severable and not be affected, and the rights and obligations of the parties shall be construed and enforced as if this Agreement did not contain such part, term or provision.

(d)  This Agreement may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

(e)  No amendment to this Agreement shall be valid unless made in writing and executed by both parties hereto.

(f)  Invoices for fees and expenses due to Distributor hereunder and as set forth in Exhibit B hereto shall be sent by Distributor to the address furnished above in Section 4(ii) unless and until changed by Adviser (Adviser to provide reasonable advance notice of any change of billing address to Distributor).

(g)  This Agreement has been negotiated and executed by the parties in English. In the event any translation of this Agreement is prepared for convenience or any other purpose, the provisions of the English version shall prevail.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed all as of the day and year first above written.

Consulting Group Advisory Services LLC		Foreside Fund Services, LLC
By:		By:
Name:	Robert Garcia	Name:	Teresa Cowan, President
Title:	Chief Operating Officer	Title:

EXHIBIT A

ETF Distribution Agreement

EXHIBIT B
Compensation
DISTRIBUTION SERVICES FEES
Name Price Term
Implementation Fee
Legal Underwriting – Exchange-Traded Products
Review of Fund Marketing Material
Call Center Service (optional)
1 Asset fee based on total assets in the Funds (calculated and billed monthly).
All recurring fees are subject to standard 5% annual increase.

OUT-OF-POCKET EXPENSES

Reasonable out-of-pocket expenses incurred by the Distributor in connection with the services provided pursuant to the ETF Distribution Agreement. Such expenses may include, without limitation, regulatory filing fees; marketing materials regulatory review fees; communications; postage and delivery service fees; bank fees; reproduction and record retention fees; travel, lodging and meals.

Notes:

➢	Fees will be calculated and payable monthly.